SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2019

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )

Table of contents

-	Press release dated February 15, 2019;
-	Press release dated February 15, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Vanessa Siscaro
Name:	Vanessa Siscaro
Title:	Head of Corporate
Secretary’s Staff Office

Date: February 28, 2019

Registered Head Office, Piazzale Enrico Mattei, 1 00144 Rome Tel. +39 06598.21 www.eni.com

Eni: full year 2018 and fourth quarter results

Key operating and financial results

IIIQ			IVQ			Full Year
2018			2018	2017	% Ch.	2018	2017	% Ch.
75.27	Brent dated	$/bbl	67.76	61.39	10	71.04	54.27	31
1.163	Average EUR/USD exchange rate		1.141	1.177	(3)	1.181	1.130	5
64.72	Brent dated	€/bbl	59.37	52.14	14	60.15	48.03	25
1,803	Hydrocarbon production	kboe/d	1,872	1,892	(1)	1,851	1,816	2
3,304	Adjusted operating profit (loss) (a)	€ million	2,994	2,003	49	11,242	5,803	94
3,095	of which: E&P		2,927	1,867	57	10,849	5,173	110
71	G&P		43	215	(80)	544	214	154
93	R&M and Chemicals		143	113	27	380	991	(62)
1,388	Adjusted net profit (loss) (a)(b)		1,459	943	55	4,592	2,379	93
0.39	- per share (€)		0.41	0.26		1.28	0.66
1,529	Net profit (loss) (b)		499	2,047	(76)	4,226	3,374	25
0.42	- per share (€)		0.14	0.57		1.17	0.94
3,396	Net cash from operations at replacement cost (c)		3,280	2,345	40	12,665	9,213	37
4,102	Net cash from operations		4,329	3,283	32	13,651	10,117	35
1,820	Net capital expenditure (d)(e)		2,426	1,895	28	7,941	7,623	4
9,005	Net borrowings		8,289	10,916	(24)	8,289	10,916	(24)
0.18	Leverage		0.16	0.23		0.16	0.23

(a) Non-GAAP measure. For further information see the paragraph "Non-GAAP measures" on page 19.

(b) Attributable to Eni's shareholders.

(c) Non-GAAP measure. Net cash provided by operating activities before changes in working capital excluding inventory holding gains or losses and certain non-recurring items. For further information see page 15.

(d) Include capital contribution to equity accounted entities.

(e) Net of the entry bonus relating to two Concession Agreements acquired in the United Arab Emirates and of the share of 2018 development capex related to the share of 10% in Zohr, reimbursed to Eni by the buyer at the closing of the disposal.

Yesterday, Eni’s Board of Directors approved the Group results for the full year and the fourth quarter of 2018 (unaudited). Commenting on the results, Claudio Descalzi, CEO of Eni, remarked:

“2018 was a strong year for Eni both financially and operationally, which was characterized by a robust fourth quarter performance. We successfully optimized our portfolio and strengthened it for the future, and we doubled operating and net profit, while the price of Brent averaged 25% higher than 2017 in euro terms. We increased cash flow from operations by 35% allowing us, after investments, to cover our €3 billion dividend while also reducing net debt by approximately the same amount to €8.3 billion. Capital expenditure continues to be stable, demonstrating our disciplined management approach.

In our Upstream division we achieved our highest ever level of production of 1.85 million barrels per day, with a cash flow per barrel of $22.5, achieving our 2022 target four years early. The proven reserves replacement ratio was once again higher than 100%, for a three-year average of 131%. Gas & Power achieved its highest ever operating profit since the spin-off of regulated transport and distribution activities, equal to €0.5 billion, while the performance of Refining & Marketing and Chemicals highlights the division’s progress and resilience, despite a less favorable market environment.

With a view to the future we strengthened and geographically diversified our Upstream portfolio, expanding our growth prospects with the establishment of Vår Energi in Norway and building of a significant presence in the Middle East, while keeping costs low and maintaining a high level of profitability. In Refining, the acquisition of a stake in Ruwais increased our downstream capacity by 35%, representing the most efficient and profitable option for expansion, increasing the balance of our portfolio and making it more resilient to future cyclical pressures.

On the basis of these results, we will propose payment of a dividend of €0.83 per share at the Board of Directors' meeting to be held on 15 March.”

Highlights

Exploration & Production

•	Record hydrocarbons production: 1.85 million boe/d for the FY, up by 2.5% from 2017 net of price effects (1.87 million boe/d in the fourth quarter, down by 1%). This performance was recorded despite a decline in gas demand in certain countries with a negative impact of approximately 1 percentage point in the year and other one-off events (mainly the termination in the second quarter of the Intisar production contract in Libya).

Production growth was fuelled by:

-	an addition of more than 300 kboe/d from production ramp-ups at highly-profitable giant projects (Zohr, Nooros, Jangkrik, OCTP oil, East Hub, Nenè phase 2) and achievement of the five start-ups planned for 2018: Ochigufu and Vandumbu in Block 15/06 in Angola, OCTP gas phase, Bahr Essalam phase 2 and Wafa Compression;

-	increased production at the Kashagan, Goliat and Val d’Agri fields (the latter shutdown in 2017);

-	the entry in Abu Dhabi.

Zohr: increased the production target to 3.2 bcf/d.

•	New projects:

-	Final Investment Decisions: sanctioned the operated projects of Area 1 off Mexico, targeting development of 2.1 billion of barrels of oil equivalent in place, with the pilot project’s planned start-up in 2019 and the Merakes discovery in Indonesia, leveraging on the synergy with the existing infrastructures of the Jangkrik field. Overall, in 2018, six projects were sanctioned (in addition to those previously mentioned, in Italy, Egypt, Congo and Angola).

-	Rovuma LNG Project in Mozambique: the co-venturers of Area 4 secured long-term agreements for the purchase of LNG volumes, an important step towards making the final investment decision of the first phase of the Rovuma LNG Project, for the construction of two LNG trains with a capacity of 7.6 million tons/year each and obtaining the project financing.

•	Exploration:

-	successes of the year in Egypt, Cyprus, Norway, Angola, Nigeria, Mexico and Indonesia;

-	replacing portfolio of exploration leases: in the year, added approximately 29,300 Km2 of new acreage mainly in Mexico, Lebanon, Alaska, Indonesia and Morocco.

-	exploration resources: added 620 million boe of new resources, higher than the guidance.

•	Portfolio management:

-	Dual Exploration Model: signed an agreement with Qatar Petroleum for the divestment of a 35% interest in Area 1 discoveries, off Mexico. Farm-out of part of Eni’s interest in the Nour licence in Egypt to BP (25%) and Mubadala (20%); finalized asset swaps in Mexico with Lukoil.

-	Robust growth in the Middle East, achieving a more balanced risk profile of Eni’s upstream portfolio:

awarded by the Abu Dhabi National Oil Company (ADNOC) a 25% interest in the Ghasha concession, a supergiant offshore gas project. Eni will retain the technical leadership with expected start-up by the end of 2022 and a projected production plateau at 1.5 bcf/d;
in January 2019, Eni was awarded seven exploration licenses in onshore/offshore areas: two licenses in Abu Dhabi, one in Oman, one in the Kingdom of Bahrain and three in the Sharjah Emirate.

-	Strengthened the upstream activity in Norway: finalized the business combination between Eni Norge and Point Resources, leading to the creation of Vår Energi, an equity-accounted joint venture (Eni’s interest 69.6%) that will develop the activities of the two partners in Norway targeting a production plateau of 250 kboe/d in 2023.

-	Alaska: signed a preliminary agreement to acquire a 70% interest and the operatorship of the Oooguruk oil field. Eni already owns the remaining 30% working interest.

•	Proved hydrocarbon reserves: 7.2 billion boe; 124% of all-sources replacement ratio; 100% of organic replacement ratio (105% net of price effects); 131% three-year average organic replacement ratio.

•	E&P adjusted operating profit: €2.93 billion in the fourth quarter (up by 57%); in 2018 recorded the best result of the last four years, with an operating profit more than doubled to €10.85 billion.

Gas & Power

•	FY 2018 adjusted operating profit at €0.54 billion: more than double the 2017 result and best performance of the last eight years, thanks to the restructuring of long-term gas supply contracts, LNG growth and optimizations in the power business. Adjusted operating profit of €43 million in the fourth quarter.

•	LNG contracted volumes: up by 70% to 8.8 mmtonnes in 2018, more than half sold on the Asian market leveraging on supplies of upstream equity gas in Indonesia, as result of the improved integration across the two businesses.

•	Retail business: achieved a customer base of 9.2 million units, up by 6%, mainly in Europe.

Refining & Marketing and Chemicals

•	Breakeven refining margin: 3 $/barrel, in line with the guidance at the budget scenario of exchange rates and oil spreads.

•	Agreement with ADNOC for the acquisition of a 20% interest in the ADNOC Refining company, which owns the refining complexes of Ruwais and Abu Dhabi, with an overall capacity of more than 900 kbbl/d.

The total consideration of the deal amounts to $3.3 billion, net of acquired debt and possible price adjustments at the closing date. Additionally, the agreement includes the creation of a joint venture engaged in trading activities, participated by Eni with a 20% interest.

The transaction will significantly improve the resilience of Eni’s refining business, halving the breakeven refining margin to approximately 1.5 $/barrel when fully operational.

•	Sales of petrochemical products: up by 6% in the fourth quarter and in the full year.

•	Refining & Marketing adjusted operating profit: €0.17 billion in the fourth quarter, more than double the fourth quarter of 2017. On a yearly basis, €0.39 billion (down by 27%) due to an unfavorable refining trading environment and increased standstills, partly offset by the improved performance in marketing activities.

•	Chemicals results negatively affected by rising costs of oil-based feedstock in the first ten months of the year and by a sharp decrease in polyethylene prices during the fourth quarter: adjusted operating loss of €28 million in the fourth quarter and €10 million in the full year.

Sustainability, Energy Solutions and circular economy

•	GHG emission intensity in the E&P segment: 21.44 tCO2 eq1/kboe, a 20% decrease from 2014, in line with the target of reduction by 2025 disclosed to the market.

•	Energy Solutions: installed capacity from renewables of 40 MW at year end. During 2018, the main projects related to:

-	“Italian Project”: started-up production at the photovoltaic plant in Assemini, with a total capacity of 26 MW, and certain plants with a capacity of 1 MW each, at the Green Data Center in Ferrera Erbognone and at the Gela hub.

-	Algeria: completed the construction of a photovoltaic plant with a capacity of 10 MW (Eni’s share 5 MW), close to the oil field Bir Rebaa North, jointly operated by Sonatrach and Eni.

-	Kazakhstan: started-up the activities for the construction of Eni’s first wind farm located in the site of Badamsha, with an installed capacity of 50 MW. The project is in partnership with General Electric.

-	Australia: in February 2019, finalized the acquisition of a construction-ready solar photovoltaic project near Katherine, in the Northern Territory of the region, with an installed capacity of 33.7 MW. The plant will be equipped with a battery storage system and, once into operation, it will avoid around 63,000 tonnes/year of CO2 equivalent emissions.

•	Italy: started-up at the Gela site, in Sicily, a pilot plant for recycling and transforming the organic fraction of solid waste produced by households and civil buildings into bio-oil, through proprietary waste-to-fuel technology.

•	Launched a number of partnerships with the main Italian municipalities to recycle civil waste and organic raw materials by using them as feedstock to produce high quality biofuels.

•	Versalis and certain Italian manufacturing companies teamed up to establish a supply chain aimed at recycling synthetic grass from sports fields.

Group results

•	Adjusted operating profit: up by 49% q-o-q to €2.99 billion; FY operating profit almost doubled to €11.24 billion.

•	Adjusted net profit: €1.46 billion in the fourth quarter of 2018 (up by 55% q-o-q); €4.59 billion in the full year of 2018 (almost doubled compared to the previous year).

•	Net profit: €0.50 billion in the fourth quarter; €4.23 billion in the full year of 2018.

•	Cash flow from operations: €4.33 billion in the fourth quarter of 2018 (up by 32% q-o-q); up by 5% from the third quarter of 2018 despite the 10% decline in Brent price; €13.65 billion in 2018 (up by 35% y-o-y) determining a 172% funding ratio of net capex.

•	Adjusted cash flow from operations[2] before changes in working capital at replacement cost at €3.3 billion in the fourth quarter (up by 40% q-o-q). In the full year, €12.7 billion, up by 37% y-o-y.

•	Net capex[3]: €7.94 billion in the full year.

•	Cash neutrality at a Brent price of 52 $/bbl, better than guided. When excluding the impact of the deferred cash in of 2017 disposals (Zohr), cash neutrality is redetermined in 55 $/bbl.

1 Carbon dioxide equivalent (CO2eq) is a standard unit for measuring the impact of different greenhouse gas warming effect using, as a reference, the amount of CO2 that would create the same warming effect. Eni reports greenhouse gas emissions using CO2eq due to the inclusion of other greenhouse gas than carbon dioxide (CO2), such as methane (CH4) and nitrous oxide (N2O), characterized by a warming potential of respectively 25 and 298 (Source: IPCC).

2 See table on page 15.

3 See details on page 1, footnote (d) and (e).

•	Net borrowings: €8.29 billion, down by €2.63 billion compared to December 31, 2017, which also includes dividend payments of €2.95 billion.

•	Leverage: 0.16, lower than the level of December 31, 2017 (0.23).

•	Adjusted ROACE: 8.5% vs. 4.7% reported in the FY 2017.

•	2018 dividend proposal[4]: €0.83, of which €0.42 already paid as interim dividend.

Outlook

Eni’s business outlook and financial and operational targets for the 2019-2022 industrial plan will be unveiled at a Strategy Presentation on March 15, 2019 as well as disclosed in 2018 Annual Report. The key strategic guidelines and targets will be disclosed in a press release to be published on March 15, 2019, that will be available at our website “eni.com” and publicly disseminated as required by applicable listing standards.

4 The Board of Directors intends to submit a proposal for distributing a dividend of €0.83 per share (€0.80 in 2017) at the Annual Shareholders’ Meeting convened for May 14, 2019. Included in this annual payment is €0.42 per share paid as interim dividend in September 2018. The balance of €0.41 per share is payable to shareholders on May 22, 2019, the ex-dividend date being May 20, 2019.

Business segments operating review

Exploration & Production

Production, reserves and prices

IIIQ			IVQ			Full Year
2018			2018	2017	% Ch.	2018	2017	% Ch.
	Production
886	Liquids	kbbl/d	897	861	4	887	852	4
5,008	Natural gas	mmcf/d	5,321	5,625	(5)	5,261	5,261
1,803	Hydrocarbons	kboe/d	1,872	1,892	(1)	1,851	1,816	2
	Average realizations
69.99	Liquids	$/bbl	61.22	57.64	6	65.47	50.06	31
5.73	Natural gas	$/kcf	6.11	3.88	57	5.20	3.69	41
51.85	Hydrocarbons	$/boe	48.05	39.12	23	47.48	35.06	35

•	Oil and natural gas production averaged 1,851 kboe/d in 2018, the highest level ever achieved (1,872 kboe/d in the fourth quarter of 2018). This performance was driven by ramp-ups at fields started up in 2017, mainly in Egypt, Indonesia, Angola, Congo and Ghana and the 2018 start-ups (with a total contribution of over 300 kboe/d), higher production at the Kashagan field, Goliat field in Norway and Val d’Agri in Italy, as well as the acquisition of the two Concession Agreements Lower Zakum (5%) and Umm Shaif/Nasr (10%) producing offshore in the United Arab Emirates. These positives were partly offset by negative price effects at PSAs contracts, lower-than-expected produced gas volumes due to the impact of exogenous factors in certain countries, the decline of mature fields as well as certain one-off events (termination of the Intisar contract in Libya and unplanned shutdowns). When excluding price effects (down approximately 10 kboe/d), hydrocarbon production increased by 2.5% in the full year (down by 1.1% in the quarter).

•	Liquids production amounted to 887 kbbl/d in the full year of 2018 (897 kbbl/d in the fourth quarter of 2018). The ramp-ups of the period and the acquisition in the United Arab Emirates were partly offset by price effects and mature field declines.

•	Natural gas production amounted to 5,261 mmcf/d in the full year of 2018 (5,321 mmcf/d in the quarter). Production ramp-ups and start-ups were offset by exogenous factors in certain countries.

Net proved hydrocarbon reserves

(mm boe)
Net proved reserves at December 31, 2017		6,990

Extensions, discoveries, revisions of previous estimates and improved recovery		673
of which: Price effect		(38)

Portfolio		166

Production		(676)

Net proved reserves at December 31, 2018		7,153

Reserves replacement ratio, all sources	(%)	124
Reserves replacement ratio, organic		100
Organic reserves replacement ratio, net of price effect		105

•	In 2018, net additions to proved reserves pertaining to discoveries, extensions, improved recovery, revisions of previous estimates were 673 mmboe. These increases compared to the production of the year yielded an organic reserve replacement ratio of 100% and an all sources reserve replacement ratio of 124%. These ratios include the de-booking of approximately 100 million boe of proved undeveloped reserves at a certain project driven by a deteriorating operational environment (down 15 percentage points of reserves replacement ratio - RRR). Net additions were impacted by unfavorable price effects due to an increased Brent reference price for reserve estimation (71 $/barrel in 2018 compared to 54 $/barrel in 2017), leading to a downward revision of reserves entitlements in certain PSAs as well as a revision in the economics of marginal productions (with a net effect of minus 38 mmboe or down 5 percentage points of RRR).

•	The reserves life index was 10.6 years (10.5 years in 2017).

•	More information on our reserve activities will be reported in the Annual Report on Form 20-F for the 2018 fiscal year.

Results

IIIQ		IVQ			Full Year
2018	(€ million)	2018	2017	% Ch.	2018	2017	% Ch.
3,220	Operating profit (loss)	2,427	4,131	(41)	10,215	7,651	34
(125)	Exclusion of special items	500	(2,264)		634	(2,478)
3,095	Adjusted operating profit (loss)	2,927	1,867	57	10,849	5,173	110
(110)	Net finance (expense) income	63	(39)		(366)	(50)
53	Net income (expense) from investments	88	117		285	408
(1,649)	Income taxes	(1,525)	(853)		(5,818)	(2,807)
54.3	tax rate (%)	49.5	43.9		54.0	50.8
1,389	Adjusted net profit (loss)	1,553	1,092	42	4,950	2,724	82
	Results also include:
100	Exploration expenses:	119	135	(12)	380	525	(28)
58	- prospecting, geological and geophysical expenses	101	73		287	273
42	- write-off of unsuccessful wells	18	62		93	252
1,575	Capital expenditure	2,265	1,781	27	7,901	7,739	2

•	In the fourth quarter of 2018, the Exploration & Production segment reported an adjusted operating profit of €2,927 million, an increase of 57% from the fourth quarter of 2017 (€1,867 million). This increase was driven by higher hydrocarbon prices mainly due to a rise in a natural gas prices.

The quarterly performance also benefitted from a strong underlying improvement due to increased production volumes characterized by a greater profit per boe, for approximately €330 million.

For the FY 2018, adjusted operating profit was €10,849 million, which more than doubled y-o-y and was the highest in four years. This result reflected the strong trend registered in crude oil prices in the first ten months of 2018, which drove a 31% rise in price of the Brent market benchmark and production growth. These positives were partly offset by the euro appreciation over the US dollar (up by 4.5%). When excluding scenario effect, the underlying performance reported a significant increase, leveraging on a favorable volume/mix effects.

•	In the fourth quarter of 2018, adjusted net profit was €1,553 million, a 42% increase q-o-q due to a recovery in operating performance. In the full year 2018, adjusted net profit was €4,950 million (up by 82% y-o-y) benefitting from improved operating performance, partially offset by the write-off of financing receivables granted to a participated joint venture to execute an exploration project that was written-off in the Black Sea (approximately €270 million), with an additional effect on the adjusted tax rate due to the fact that these expenses were non-deductible. The adjusted tax rate for 2018 increased by approximately 3 percentage points due to the recognition of lower deferred tax asset relating to certain projects. Excluding these effects, tax rate decreased by approximately 2 percentage points.

•	The cash tax rate was approximately 30% respectively in the two reporting periods of 2018.

For the disclosure of the business segment special charges/gains see page 12.

Gas & Power

Sales

IIIQ			IVQ			Full Year
2018			2018	2017	% Ch.	2018	2017	% Ch.
280	PSV	€/kcm	274	241	14	260	211	23
260	TTF		261	202	29	243	183	33
	Natural gas sales	bcm
9.22	Italy		8.85	9.62	(8)	39.03	37.43	4
6.10	Rest of Europe		7.90	10.26	(23)	29.42	38.23	(23)
1.00	of which: Importers in Italy		1.04	0.99	5	3.42	3.89	(12)
5.10	European markets		6.86	9.27	(26)	26.00	34.34	(24)
2.15	Rest of World		1.97	1.60	23	8.26	5.17	60
17.47	Worldwide gas sales		18.72	21.48	(13)	76.71	80.83	(5)
2.50	of which: LNG sales		2.40	2.40	0	10.30	8.30	24
9.46	Power sales	TWh	9.90	8.66	14	37.07	35.33	5

•	In the fourth quarter of 2018, natural gas sales were 18.72 bcm, down by 13% from the fourth quarter of 2017. Sales in Italy were down by 8% to 8.85 bcm, mainly due to declining sales in the wholesalers and residential segments due to mild weather conditions. Sales in European markets (6.86 bcm) decreased by 26% reflecting the termination of some long-term and short-term contracts particularly in Germany/Austria, as a result of portfolio rationalization, and lower volumes in Turkey and France. On a yearly basis, natural gas sales were 76.71 bcm, down by 5% or by 4.12 bcm from the full year of 2017. Sales in Italy increased by 4% from 2017 to 39.03 bcm mainly due to higher spot sales and volumes marketed at the wholesalers and industries segment, partly offset by lower sale volumes in the thermoelectric and residential segments. Sales in European markets were 26 bcm, down by 24% in the full year of 2018 due to the above mentioned drivers.

•	Power sales were 9.90 TWh in the fourth quarter of 2018, up by 14% (37.07 TWh in 2018, up by 5% from 2017) due to higher volumes sold to the Italian power exchange.

Results

IIIQ		IVQ			Full Year
2018	(€ million)	2018	2017	% Ch.	2018	2017	% Ch.
21	Operating profit (loss)	54	206	(74)	630	75	..
50	Exclusion of special items	(11)	9		(86)	139
71	Adjusted operating profit (loss)	43	215	(80)	544	214	154
1	Net finance (expense) income	1	1		(4)	10
(9)	Net income (expense) from investments	7	(4)		9	(9)
(33)	Income taxes	(47)	(98)		(243)	(163)
52.4	tax rate (%)	..	46.2		44.3	75.8
30	Adjusted net profit (loss)	4	114	(96)	306	52	..
44	Capital expenditure	74	60	23	215	142	51

•	In the fourth quarter of 2018, the Gas & Power segment reported an adjusted operating profit of €43 million, lower than the €215 million operating profit reported in the fourth quarter of 2017, which benefitted from one-off gains. The fourth quarter result for 2018 was affected by an unfavorable trading environment in the natural gas and in LNG markets.

In the full year of 2018, adjusted operating profit amounted to €544 million, more than double the full year 2017, due to strong progress in restructuring all business lines. The main drivers of the operational improvements were the growth in LNG sales, power and logistic optimizations and favorable trends in the first nine months in the natural gas wholesale market which enabled the Company to extract value from the flexibilities associated with the portfolio of long-term supply contracts.

For the disclosure of the business segment special charges/gains see page 12.

Refining & Marketing and Chemicals

Production and sales

IIIQ			IVQ			Full Year
2018			2018	2017	% Ch.	2018	2017	% Ch.
4.5	Standard Eni Refining Margin (SERM)	$/bbl	3.4	4.3	(21)	3.7	5.0	(26)
5.22	Throughputs in Italy	mmtonnes	5.10	5.46	(7)	20.68	21.15	(2)
0.66	Throughputs in the rest of Europe		0.45	0.72	(38)	2.55	2.87	(11)
5.88	Total throughputs		5.55	6.18	(10)	23.23	24.02	(3)
91	Average refineries utilization rate	%	89	92		91	90
0.04	Green throughputs	mmtonnes	0.09	0.07	29	0.25	0.24	4
	Marketing
2.20	Retail sales in Europe	mmtonnes	2.09	2.11	(1)	8.39	8.54	(2)
1.54	Retail sales in Italy		1.48	1.49	(1)	5.91	6.01	(2)
0.66	Retail sales in the rest of Europe		0.61	0.62	(2)	2.48	2.53	(2)
24.1	Retail market share in Italy	%	24.0	24.4		24.0	24.3
2.72	Wholesale sales in Europe	mmtonnes	2.60	2.72	(4)	10.36	10.67	(3)
1.98	Wholesale sales in Italy		1.99	1.94	3	7.54	7.64	(1)
0.74	Wholesale sales in the rest of Europe		0.61	0.78	(22)	2.82	3.03	(7)
	Chemicals
1,205	Sales of petrochemical products	ktonnes	1,202	1,136	6	4,938	4,646	6
77	Average plant utilization rate	%	73	71		76	73

•	In the fourth quarter of 2018, Eni’s Standard Refining Margin (SERM) decreased by 21% y-o-y to 3.4 $/barrel, despite a significant decrease in the cost of the oil feedstock. In the full year of 2018, SERM decreased by 26% from 2017 to 3.7 $/barrel driven by the sharp increase of oil prices reported in the first ten months, not recovered in the sale prices of refining products due to competitive pressure in the markets. Assuming the budget scenario of exchange rates and oil spreads, the breakeven SERM of Eni refineries is in line with our earlier guidance.

•	Eni refining throughputs were 5.55 mmtonnes, down by 10% from the fourth quarter of 2017. This was driven by lower throughputs at the Taranto plant, reflecting higher crude oil volumes processed on behalf of third parties, at the Milazzo refinery due to maintenance standstills and at the Bayernoil refinery following an event occurred in September. These negatives were partially offset by higher volumes processed at the Sannazzaro refinery due to lower downtime. Refining throughputs in 2018 (23.23 mmtonnes) decreased by 3% from 2017 due to the above mentioned standstills, partially offset by the better performance at the Sannazzaro and Livorno refineries, with the latter affected in 2017 by a shutdown due to a force majeure event.

•	Green throughputs processed at the Venice green refinery increased by 29% in the fourth quarter of 2018 (up by 4% from the full year of 2017).

•	Retail sales in Italy of 1.48 mmtonnes were largely unchanged from the fourth quarter of 2017 (5.91 mmtonnes, down by 2% from the full year of 2017). In an environment of sluggish consumption, the performance of the company-owned fuel stations was positive with growth in volumes, while sales in the highway segment decreased. Eni’s retail market share was 24%, a slight decrease compared to the fourth quarter of 2017 (24.4%).

•	Wholesale sales in Italy were 1.99 mmtonnes, up by 3% compared to the fourth quarter of 2017 (7.54 mmtonnes in 2018; in line compared to the full year of 2017) due to higher sales of gasoil, fuel oil and bitumen.

•	Retail and wholesale sales in the rest of Europe decreased by 13% in the fourth quarter of 2018 (down by 5% from the full year of 2017) mainly due to lower volumes marketed in France and Germany, following the event occurred at Bayernoil refinery.

•	Sales of petrochemical products of 1.20 mmtonnes increased by 6% in the fourth quarter compared to 2017 mainly due to higher sales of intermediates and styrenics driven by higher product availability and fewer shutdowns compared to the same period in 2017. In the full year of 2018, production was 4.94 mmtonnes, up by 6% mainly in intermediates business.

Results

IIIQ		IVQ			Full Year
2018	(€ million)	2018	2017	% Ch.	2018	2017	% Ch.
170	Operating profit (loss)	(932)	217	..	(366)	981	..
(154)	Exclusion of inventory holding (gains) losses	747	(174)		234	(213)
77	Exclusion of special items	328	70		512	223
93	Adjusted operating profit (loss)	143	113	27	380	991	(62)
140	- Refining & Marketing	171	76	125	390	531	(27)
(47)	- Chemicals	(28)	37	..	(10)	460	..
(2)	Net finance (expense) income	2	2		11	5
2	Net income (expense) from investments	(6)	3		(2)	19
(36)	Income taxes	(42)	(51)		(149)	(352)
38.7	tax rate (%)	30.2	43.2		38.3	34.7
57	Adjusted net profit (loss)	97	67	45	240	663	(64)
181	Capital expenditure	372	290	28	877	729	20

•	In the fourth quarter of 2018, the Refining & Marketing business reported an adjusted operating profit of €171 million, more than double the fourth quarter of 2017, due to the positive margins of the commercial businesses, both in retail and wholesale segments. The refining activity was negatively affected by an unfavorable scenario, offset by plant and supply optimizations and improved margins of green throughputs. In 2018, adjusted operating profit amounted to €390 million, down by 27% y-o-y driven by lower refining margins (down by 26%) due to higher petroleum feedstock costs not recovered in product prices and higher impacts from plant standstills. The oxygenated business was penalized by downtime at certain assets due to prolonged maintenance activities. These negative trends were offset by plant and supply optimizations, as well as the better results of marketing activities.

•	In the fourth quarter of 2018, the Chemical business reported an adjusted operating loss of €28 million compared to €37 million of operating profit reported in the same period of 2017. This negative performance was driven by a sharp downturn in polyethylene margins (down by 100% in the fourth quarter of 2018), due to oversupply and mounting competitive pressure from cheaper products streams from the Middle-East and the USA.

In 2018, the adjusted operating loss of €10 million (adjusted operating profit of €460 million in 2017) was negatively affected by sharply higher supply costs of oil-based feedstock in the first ten months that were not recovered in sale prices, by competitive pressures and by a demand slowdown in the last part of the year, mainly in the polyethylene segment, which resulted in a strong contraction of the benchmark margin of cracker (down by 11%) and polyethylene margins (down by 69%), as well as, by the fact that the first half of 2017 benefitted from particularly high prices of intermediates (butadiene and benzene) due to contingent factors.

For the disclosure on the business segment special charges see page 12.

Group results

IIIQ		IVQ			Full Year
2018	(€ million)	2018	2017	% Ch.	2018	2017	% Ch.
19,695	Net sales from operations	20,044	17,545	14	75,810	66,919	13
3,449	Operating profit (loss)	1,514	4,340	(65)	10,001	8,012	25
(153)	Exclusion of inventory holding (gains) losses	603	(149)		96	(219)
8	Exclusion of special items (a)	877	(2,188)		1,145	(1,990)
3,304	Adjusted operating profit (loss)	2,994	2,003	49	11,242	5,803	94
	Breakdown by segment:
3,095	Exploration & Production	2,927	1,867	57	10,849	5,173	110
71	Gas & Power	43	215	(80)	544	214	154
93	Refining & Marketing and Chemicals	143	113	27	380	991	(62)
(102)	Corporate and other activities	(173)	(116)	(49)	(606)	(542)	(12)
147	Impact of unrealized intragroup profit elimination and other consolidation adjustments (b)	54	(76)		75	(33)

1,529	Net profit (loss) attributable to Eni's shareholders	499	2,047	(76)	4,226	3,374	25
(108)	Exclusion of inventory holding (gains) losses	428	(105)		69	(156)
(33)	Exclusion of special items (a)	532	(999)		297	(839)
1,388	Adjusted net profit (loss) attributable to Eni's shareholders	1,459	943	55	4,592	2,379	93

(a) For further information see table "Breakdown of special items"

(b) Unrealized intragroup profit elimination mainly pertained to intra-group sales of commodities and services recorded in the assets of the purchasing business segment as of the end of the period.

Adjusted results

•	In the fourth quarter of 2018, Eni’s consolidated adjusted operating profit of €2,994 million increased by 49% from the fourth quarter of 2017 driven by a robust performance in the E&P segment (up by approximately €1 billion). This was due to a favorable hydrocarbon prices scenario, as well as a stronger underlying performance due to the increasing profit per boe of new productions at constant prices. The improvement was also driven by the Refining & Marketing business due to positive trends in the marketing business and plant and supply optimizations offsetting an unfavorable refining scenario. The Chemical business and the G&P segment reported a decrease in operating profit due to a weak scenario.

•	In the full year of 2018, the consolidated adjusted operating profit of €11,242 million increased by 94% from 2017 due to higher crude oil prices with the Brent price up by 31% in dollar terms. The E&P segment reported an increase of €5,676 million in operating performance driven by higher realizations and production growth whose effect was boosted by a larger weight of barrels with a higher profit per boe. The G&P segment achieved an adjusted operating profit of €544 million, more than doubled y-o-y, due to growth in the LNG business, the ability to capture the scenario upsides leveraging on the flexibilities associated with the portfolio of long-term gas contracts as well as optimizations in the power business and logistics. The R&M and Chemicals segment reported a lower performance due to sharply lower commodity margins driven by rapidly-escalating supply costs of oil-based feedstock that were not recovered in sale prices, pressured by oversupplies and mounting competitive pressure from cheaper product streams from the Middle-East and the USA.

•	In the fourth quarter of 2018, the adjusted net results of €1,459 million increased by 55% from the fourth quarter of 2017. This performance was driven by an increased operating profit partly offset by a higher adjusted tax rate in the E&P segment (up by approximately 6 percentage points). In the full year 2018, the adjusted net profit of €4,592 almost doubled compared to 2017. The adjusted tax rate was 56.2%, slightly lower y-o-y, despite a higher tax rate in E&P (up by approximately 3 percentage points) due to the recognition of lower deferred tax asset relating to certain projects.

Special items

The breakdown by segment of special items of operating profit is the following:

•	E&P: net charges of €500 million were recorded in the fourth quarter and mainly included impairment losses of oil&gas assets (€663 million, net of reversals of prior-year impairment losses) driven by a lower-than-expected performance at certain fields, as well as the impairment of a mineral interest reflecting a worsening operating environment. Furthermore, other special items referred to an allowance for doubtful accounts as part of a dispute to recover credits for investments due by a State counterparty to align the recoverable amount with the expected outcome of an ongoing renegotiation (€158 million in the full year), as well as the reinstatement of correlation amounting €202 million (€375 million in the full year) between hydrocarbon production and reserve depletion by accruing the underlying UOP-based amortization charges of Eni Norge subsidiary classified in accordance to IFRS 5 due to the business combination with Point Resources. In the GAAP results, assets or disposal group held for sale are not to be depreciated or amortized. In the full year, net charges of €634 million were reported and included, in addition to those mentioned above, a charge taken in connection with the outcome of an arbitration proceeding relating a long-term contract to purchase regasification services, which resulted in the termination of the contract and of the related annual fees charged to Eni. It also awarded the counterparty equitable compensation of €289 million (plus financial interests of €24 million). In addition, special items included an impairment loss of certain assets to align the book value to fair value (€93 million) and a risk provision (€46 million), while a gain was recorded on the disposal of a 10% interest in the Shorouk and Nour concessions, offshore Egypt (€339 million net of assignment bonus and other charges).

•	G&P: net gains of €11 million (net gains of €86 million in 2018) were driven by: the effect of fair-valued commodity derivatives that lacked the formal criteria to be accounted as hedges under IFRS (net charges of €83 million in the quarter; net gains of €156 million in the full year), an impairment reversal at certain transportation activities outside Italy due to the reduction of the country risk premium factored in the discount rate (€66 million), partly offset by an impairment loss relating to the alignment of the book value of the Hungarian gas distribution activity to its fair value (€6 million in the full year), as well as a provision for redundancy incentives (€122 million in 2018). Furthermore, the G&P adjusted operating result also includes a positive balance of €35 million (€112 million in the full year) related to derivative financial instruments used to manage margin exposure to foreign currency exchange rate movements and exchange translation differences of commercial payables and receivables.

•	R&M and Chemicals: net charges of €328 million (€512 million in the full year) were recorded and included impairment losses (€109 million and €179 million in the quarter and the full year of 2018, respectively) mainly regarding the write-down of capital expenditure relating to certain Cash Generating Units in the R&M business, which were impaired in previous reporting periods and continued to lack any profitability prospects, environmental provisions (€73 million and €193 million in two reporting periods), as well as the effects of fair-valued commodity derivatives that lacked the formal criteria to be accounted as hedges under IFRS (net charges of €38 million and €23 million in the quarter and the full year, respectively).

Non-operating special items mainly included: i) the tax effects relating to operating special items; ii) the gain on the business combination involving Eni Norge and Point Resources, fully-owned by Eni and HitecVision respectively, which led to the creation of the equity-accounted joint venture Vår Energi, jointly controlled by Eni (69.6%) and HitecVision, with a gain of approximately €900 million resulting from the difference between the fair value of Eni’s interest in the venture and the book value of the divested net assets; iii) an impairment reversal (€262 million) at the Angola LNG equity-accounted entity due to improved project economics; iv) Eni’s interest of extraordinary charges/impairment losses recognized by the Saipem joint venture (€116 million); and v) the write down of deferred taxes relating to Italian subsidiaries due to a deteriorated profitability outlook (€70 million).

Reported results

In the full year 2018, net profit attributable to Eni’s shareholders was €4,226 million, up by 25% vs. the previous year result (€3,374 million); operating profit at €10,001 million represented a 25% increase over 2017 (up by approximately €2 billion).

Eni’s results benefitted from a better trading environment with Brent prices increasing by 31% from 2017 to 71 $/barrel, in a highly volatile scenario. In the first ten months of the year, oil prices built on gains peaking at 86 $/barrel in October, the highest level in the last four years, due to a global economic recovery and a balanced demand/supply backdrop. Starting from November, alongside a sharp correction in the global financial markets, oil prices entered a downturn losing about 40% from its peak, falling to approximately 50 $/barrel at the end of the year, due to signs of weakening global growth, oversupply, uncertainty tied to the commercial dispute between the USA and China, as well as geopolitical factors. In December, OPEC and Russia announced a production cut of 1.2 million barrel/d effective from 2019.

In this scenario, Eni’s E&P segment reported an increase in operating profit of €2.6 billion, leveraging on better prices and production increases, with the latter boosted by the increased contribution of barrels with higher unit profit. The G&P segment improved its operating profit by approximately €0.6 billion, driven by the overall restructuring of all the business lines, effective management of flexibilities associated with the portfolio of long-term gas contracts, optimization in the power business and in logistics, as well as growth in the LNG business leveraging its integration with the E&P segment.

The downstream oil and chemical businesses were negatively affected by a challenging trading environment (approximately down by €1.3 billion) because of rapidly-escalating oil-based feedstock costs which were not fully recovered in the final prices of products due to competitive pressure from more efficient producers, leading to a squeeze in margins (the SERM benchmark refining margin was down by 26% to 3.7 $/barrel; the cracker margin down by 11% and the polyethylene margin was down by 69%).

Declining oil and product prices at year end resulted in a loss on inventory evaluation compared to a gain in the previous year (approximately down €225 million).

Extraordinary/non-recurring items reported a loss of €297 million (compared to non-recurring gains of €839 million in the full year of 2017) reflecting the substantial netting between the gain of the business combination of Eni Norge and Point Resources to create Vår Energi (as difference between the fair value of the investment and the book value of disposed net asset) and the effect of suspending the amortization of assets since the beginning of the second half of the year, which offset impairment losses and risk provisions.

Net profit of fourth quarter of 2018 was €499 million down by 76% compared to the fourth quarter of 2017, which benefitted from approximately €2.7 billion of net gains achieved in connection with the disposal of interests in the mineral assets Zohr and Area 4 in Mozambique.

Eni SpA

Eni Spa, the parent company of Eni Group, reported a net profit di €3,212 million in the full year, down by €374 million mainly due to the reduction in the operating profit of €1,887 million. This trend was due to the circumstance that 2017 results benefitted from the gain on the divestment of 25% interest in the developing Area 4, offshore Mozambique (€1,985 million); this was partly offset by: (i) higher net gains on investment (€997 million) relating to higher dividends from certain subsidiaries; (ii) lower net finance expenses (€319 million) mainly due to lower net borrowings and (iii) reducing income taxes (€197 million) due to the impact, in 2017, of the mentioned disposal in Mozambique.

Net borrowings and cash flow from operations

IIIQ		IVQ			Full Year
2018	(€ million)	2018	2017	Change	2018	2017	Change
1,530	Net profit (loss)	502	2,047	(1,545)	4,237	3,377	860
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
1,911	- depreciation, depletion and amortization and other non monetary items	1,992	2,207	(215)	7,566	8,720	(1,154)
(19)	- net gains on disposal of assets	(37)	(2,951)	2,914	(474)	(3,446)	2,972
1,846	- dividends, interests and taxes	1,533	1,449	84	6,162	3,650	2,512
560	Changes in working capital related to operations	1,749	1,314	435	1,633	1,440	193
(1,726)	Dividends received, taxes paid, interests (paid) received	(1,410)	(783)	(627)	(5,473)	(3,624)	(1,849)
4,102	Net cash provided by operating activities	4,329	3,283	1,046	13,651	10,117	3,534
(1,830)	Capital expenditure	(2,789)	(2,188)	(601)	(9,121)	(8,681)	(440)
(26)	Investments	(87)	(7)	(80)	(244)	(510)	266
95	Disposal of consolidated subsidiaries, businesses, tangible and intangible assets and investments	(114)	4,498	(4,612)	1,242	5,455	(4,213)
46	Other cash flow related to capital expenditure, investments and disposals	201	(1,740)	1,941	940	(373)	1,313
2,387	Free cash flow	1,540	3,846	(2,306)	6,468	6,008	460
(45)	Borrowings (repayment) of debt related to financing activities	(46)	455	(501)	(150)	341	(491)
2,064	Changes in short and long-term financial debt	(977)	(2,788)	1,811	113	(1,712)	1,825
(1,510)	Dividends paid and changes in non-controlling interests and reserves	(4)		(4)	(2,957)	(2,883)	(74)
5	Effect of changes in consolidation, exchange differences and cash and cash equivalent	1	(13)	14	18	(65)	83
2,901	NET CASH FLOW	514	1,500	(986)	3,492	1,689	1,803

IIIQ		IVQ			Full Year
2018	(€ million)	2018	2017	Change	2018	2017	Change
2,387	Free cash flow	1,540	3,846	(2,306)	6,468	6,008	460
	Net borrowings of acquired companies	(16)		(16)	(18)		(18)
	Net borrowings of divested companies	(494)	264	(758)	(499)	261	(760)
15	Exchange differences on net borrowings and other changes	(310)	(61)	(249)	(367)	474	(841)
(1,510)	Dividends paid and changes in non-controlling interest and reserves	(4)		(4)	(2,957)	(2,883)	(74)
892	CHANGE IN NET BORROWINGS	716	4,049	(3,333)	2,627	3,860	(1,233)

Cash flow from operating activities amounted to €13,651 million for the full year of 2018 (€4,329 million in the fourth quarter) and was up by 35% (up by 32% in the fourth quarter) driven by an improved underlying performance and scenario effects.

Cash flow from operating activities for the full year of 2018 was influenced by a lower level of receivables due beyond the end of the reporting period being sold to financing institutions, compared to 2017 (approximately €280 million); while quarterly results were influenced by a higher level of receivables due beyond the end of the reporting period being sold to financing institutions, compared to the amount sold at the end of the third quarter 2018 (approximately €250 million).

In the full year of 2018, adjusted net cash flow from operating activities before changes in working capital at replacement cost was €12,665 million, up by 37% y-o-y. This adjusted measure is derived by excluding certain non-recurring charges: an expense recognized in connection with the final outcome of an arbitration proceeding (€313 million), an extraordinary allowance for doubtful accounts in the E&P segment (€158 million) and an expense related to the sale of a 10% interest in the Zohr project due to the fact that they related to the asset disposals (see the following reconciliation table).

(€ million)
	GAAP measures	Profit/Loss on stock	Final award of an arbitration	Extraordinary allowance for doubtful accounts	Expense due on 10% Zohr disposal	Trade advances cashed-in to fund the Zohr project	Non-GAAP measures

Full Year 2018
Net cash before changes in working capital	12,018	96	313	158	80		12,665	Adjusted net cash before changes in working capital
Changes in working capital	1,633	(96)	(313)	(158)		(280)	786
Net cash provided by operating activities	13,651				80	(280)	13,451	Underlying net cash provided by operating activities

IVQ 2018
Net cash before changes in working capital	2,580	603	7	88	2		3,280	Adjusted net cash before changes in working capital
Changes in working capital	1,749	(603)	(7)	(88)		(230)	821
Net cash provided by operating activities	4,329				2	(230)	4,101	Underlying net cash provided by operating activities

Capital expenditure for the year, including investments, was €9,365 million. Net capex amounted to approximately €7.94 billion and excluded the following items: entry bonuses paid mainly in connection with the two new producing Concession Agreements in the UAE (€869 million); non-strategic acquisitions in the gas mid-downstream business (approximately €100 million); the capex pertaining to a 10% divested interest in the Zohr project (€170 million) incurred from January 1, 2018 to the closing of the transaction (end of June 2018), which were reimbursed to Eni by the buyer. Additionally, as part of the financing agreements with the Egyptian partners relating to the Zohr project, the Company cashed in €280 million as an advance on future gas supplies to Egyptian state-owned companies. The self-financing ratio of net capex was 172%.

Cash flow from disposals (€1,242 million) related to the sale of the above mentioned 10% interest in the Zohr project, the divestment of certain other non-strategic assets in the E&P segment and the gas distribution activity in Hungary. Proceeds from disposals were netted by Eni Norge’s cash deposited at third-party banks (approximately €250 million), which was divested as part of the business combination with Point Resources which determined the loss of Eni’s control on its former subsidiary.

Other cash flow relating to capital expenditure, investments and disposals (€940 million) included the collection of the deferred tranches of the consideration on the sale of 10% and 30% interests in the Zohr project finalized in 2017 (€450 million) and increased payables relating to capital expenditure.

Cash neutrality

At a Brent price of 71 $/barrel in 2018, adjusted cash flow from operations amounted to approximately €13.45 billion and positive changes in receivables and payables associated with investing activities (mainly including the cash-in of the deferred price of the Zohr disposals made in 2017) amounted to €0.9 billion. Those inflows funded capex of €7.94 billion and the dividend of €2.95 billion, leaving a surplus of around €3.5 billion. Consequently, on the basis of the Group’s cash flow sensitivity to the Brent scenario which assumes a change of approximately €0.19 billion in cash flow for each one-US dollar change in the Brent price (and vice versa), the cash neutrality for funding FY capex and the floor dividend would have been achieved at 52 $/barrel. This is re-determined in 55 $/barrel when excluding from cash inflows the deferred tranches of the consideration on the disposal of Eni’s interests in Zohr made in 2017 (€450 million), being these the unique non-organic components of the cash flow.

Summarized Group Balance Sheet

Sept. 30, 2018	Change	(€ million)	Dec. 31, 2018	Dec. 31, 2017	Change

		Fixed assets
59,771	546	Property, plant and equipment	60,317	63,158	(2,841)
1,465	(248)	Inventories - Compulsory stock	1,217	1,283	(66)
3,047	123	Intangible assets	3,170	2,925	245
4,772	3,282	Equity-accounted investments and other investments	8,054	3,730	4,324
1,661	(347)	Receivables and securities held for operating purposes	1,314	1,698	(384)
(2,271)	(125)	Net payables related to capital expenditure	(2,396)	(1,379)	(1,017)
68,445	3,231		71,676	71,415	261
		Net working capital
5,070	(419)	Inventories	4,651	4,621	30
10,844	(1,322)	Trade receivables	9,522	10,182	(660)
(11,612)	(29)	Trade payables	(11,641)	(10,890)	(751)
(2,039)	939	Tax payables and provisions for, net deferred tax liabilities	(1,100)	(2,387)	1,287
(11,768)	(114)	Provisions	(11,882)	(13,447)	1,565
247	(1,116)	Other current assets and liabilities	(869)	287	(1,156)
(9,258)	(2,061)		(11,319)	(11,634)	315
(1,139)	21	Provisions for employee post-retirements benefits	(1,118)	(1,022)	(96)
1,825	(1,589)	Assets held for sale including related liabilities	236	236
59,873	(398)	CAPITAL EMPLOYED, NET	59,475	58,995	480

50,814	315	Eni's shareholders equity	51,129	48,030	3,099
54	3	Non-controlling interest	57	49	8
50,868	318	Shareholders' equity	51,186	48,079	3,107
9,005	(716)	Net borrowings	8,289	10,916	(2,627)
59,873	(398)	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	59,475	58,995	480
0.18	(0.02)	Leverage	0.16	0.23	(0.07)
0.15	(0.01)	Gearing	0.14	0.18	(0.04)

As of December 31, 2018, fixed assets increased by €261 million from December 31, 2017. The item “PP&E” was down by €2,841 million mainly due to the derecognition of Eni Norge’s assets following loss of control over the subsidiary as a result of the business combination with Point Resources which had an offsetting impact in the line-item “Equity-accounted investments and other investments” (up by €4,324 million) mainly due to the recognition of Vår Energi interest; while DD&A (€7,840 million) and the disposals were substantially offset by capital expenditures for the year (€9,121 million). The increase in investments also reflected a new accounting of equity instruments required by IFRS 9, net equity investments and the reversal of prior-period impairment losses at the Angola LNG entity. Net payables related to capital expenditure increased by €1 billion mainly due to the cash-in of the receivables arising from the disposal of the Zohr interests made in 2017.

Net working capital (down by €11,319 million) increased by €315 million as a result of a decrease in risk provisions and in tax payables and provision for deferred taxes due to the derecognition of Eni Norge, offset by a reduction in trade receivables and an increase in trade payables.

Shareholders’ equity including non-controlling interest was €51,186 million, up by €3.107 million. This was due to net profit for the year and positive foreign currency translation differences (€1,786 million) reflecting the appreciation of the US dollar compared to the euro (up by 4,5%; EUR/USD exchange rate of 1.146 at December 31, 2018 compared to 1.2 at December 31, 2017), partly offset by a negative change in the fair value of the cash flow hedge reserve (€254 million) and the payment of the dividend (€2,953 million, the 2017 final dividend of €1,440 million and the 2018 interim dividend of €1,513 million).

Net borrowings5 at December 31, 2018 was €8,289 million, lower than 2017 (down by €2,627 million) due to the surplus generated by operations.

As of December 31, 2018, the ratio of net borrowings to total shareholders’ equity – leverage6 – was 0.16, down from 0.23 as of December 31, 2017.

5 Details on net borrowings are furnished on page 27.

6 Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information see the section “Non-GAAP measures” of this press release. See pages 19 and subsequent.

Basis of presentation and disclaimer

This press release on Eni’s results of the fourth quarter and full year of 2018 has been prepared on a voluntary basis according to article 82-ter, Regulations on issuers (Consob Regulation No. 11971 of May 14, 1999 and subsequent amendments and inclusions). The disclosure of results and business trends on a quarterly basis is consistent with Eni’s policy to provide the market and investors with regular information about the Company’s financial and industrial performances and business prospects considering the reporting policy followed by oil&gas peers who are communicating results on quarterly basis.

Results and cash flow are presented for the third and fourth quarter of 2018, the full year of 2018 and for the fourth quarter and full year of 2017. Information on the Company’s financial position relates to end of the periods as of December 31, 2018, September 30, 2018 and December 31, 2017.

Accounts set forth herein have been prepared in accordance with the evaluation and recognition criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002. These criteria are unchanged from the 2017 Annual Report on Form 20-F filed with the US SEC on April 6, 2018, which investors are urged to read, excepted for the adoption of IFRS 9 and 15.

Adoption of IFRS 9 and IFRS 15

Effective January 1, 2018, the new accounting standards IFRS 15 “Revenue from Contracts with Customers” and IFRS 9 “Financial instruments” are current. For both standards Eni elected to apply the cumulative effect method, whereby the retrospective re-measurement of net equity is recognized as restatement of the opening balance of net equity at January 1, 2018, considering the transactions current at that date, without restating the comparative reporting periods. Further details are disclosed in the Interim Consolidated Reported as of June 30, 2018, in the note 2 “Changes in IFRS” of the Consolidated financial statements. The table below summarizes the impacts of these IFRSs on the opening balances as of January 1, 2018. No effects were recorded at the Group net borrowings.

	Reported	Impact		Reclassifications	Restated
(€ million)	January 1, 2018	IFRS 9	IFRS 15		January 1, 2018
Current assets	36,433	(427)	(372)		35,634
of which: Trade and other receivables	15,421	(427)	(372)	(466)	14,156
Other current assets	1,573			466	2,039
Non-current assets	78,172	721	247		79,140
of which: Intangible assets	2,925		87		3,012
Other investments	219	681			900
Deferred tax assets	4,078	71	166		4,315
Assets held for sale	323				323
TOTAL ASSETS	114,928	294	(125)		115,097
Current liabilities	24,735		(113)		24,622
of which: Trade and other payables	16,748		(113)	(1,330)	15,305
Other current liabilities	1,515			1,330	2,845
Non-current liabilities	42,027		37		42,064
Liabilities directly associated with assets held for sale	87				87
TOTAL LIABILITIES	66,849		(76)		66,773
TOTAL SHAREHOLDERS' EQUITY	48,079	294	(49)		48,324
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	114,928	294	(125)		115,097

Adoption of IFRS 16

IFRS 16 “Leases” will be applied by Eni with effect from January 1, 2019. Under the new standard, all lease contracts, with limited exceptions, are recognized in the financial statements by way of right-of-use assets (ROU) and corresponding lease liabilities. Eni will apply the modified retrospective transition approach without restating comparative information.

No impact is expected in relation to lease contracts previously classified as finance leases.

The accounting of the new standard is summarized as follows:

-	in the balance sheet: the Company will recognize assets representing the right of use and the corresponding lease liabilities classified as part of finance liabilities;
-	in the profit and loss account: the Company will recognize the depreciation of the ROU and interest expense accrued on lease liabilities;
-	in the cash flow statement: (a) the cash flow from operating activities will no longer be affected by lease payments, instead interest expense paid in connection with the reimbursement of lease liabilities will be recognized; (b) net cash used in investing activities will no longer include the cash outflows related to lease payments capitalized as part of tangible assets in progress, instead capitalized interest expense paid in connection with the reimbursement of lease liabilities will be recognized; and (c) net cash used in financing activities will recognize cash payments for the principal portion of the lease liability.

The detailed analysis, which will determine the impact upon application of the new standard, is close to completion. The quantitative impact at transition date will be disclosed in the 2018 Annual Report and Form 20-F, and in the Company’s Strategy Presentation on the industrial plan 2019-2022 scheduled on March 15, 2019.

* * *

Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Alternative performance measures (Non-GAAP measures)” of this press release.

Eni’s Chief Financial Officer, Massimo Mondazzi, in his position as manager responsible for the preparation of the Company’s financial reports, certifies that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records, pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998.

* * *

Disclaimer

This press release, in particular the statements under the section “Outlook”, contains certain forward-looking statements particularly those regarding capital expenditure, development and management of oil and gas resources, dividends, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational issues; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document. Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the fourth quarter of the year cannot be extrapolated on an annual basis.

The all sources reserves replacement ratio disclosed elsewhere in this press release is calculated as ratio of changes in proved reserves for the year resulting from revisions of previously reported reserves, improved recovery, extensions, discoveries and sales or purchases of minerals in place, to production for the year. A ratio higher than 100% indicates that more proved reserves were added than produced in a year. The reserves replacement ratio (RRR) is a measure used by management to indicate the extent to which production is replaced by proved oil and gas reserves. The RRR is not an indicator of future production because the ultimate development and production of reserves is subject to a number of risks and uncertainties. These include the risks associated with the successful completion of large-scale projects, including addressing ongoing regulatory issues and completion of infrastructure, as well as changes in oil and gas prices, political risks and geological and other environmental risks.

* * *

Company Contacts

Press Office: +39.0252031875 - +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

website: www.eni.com

* * *

Eni

Società per Azioni Rome, Piazzale Enrico Mattei, 1

Share capital: €4,005,358,876.00 fully paid.

Tax identification number 00484960588

Tel.: +39.0659821 - Fax: +39.0659822141

This press release for the fourth quarter and the full year of 2018 (unaudited) is also available on Eni’s website eni.com.

Alternative performance measures (Non-GAAP measures)

Management evaluates underlying business performance on the basis of Non-GAAP financial measures, not determined in accordance with IFRS (“Alternative performance measures”), such as adjusted operating profit and adjusted net profit, which are arrived at by excluding from reported operating profit and net profit certain gains and losses, defined special items, which include, among others, asset impairments, gains on disposals, risk provisions, restructuring charges and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income (see below). In determining adjusted results, also inventory holding gains or losses are excluded from base business performance, which is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS, except in those business segments where inventories are utilized as a lever to optimize margins. Management is disclosing Non-GAAP measures of performance to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

Non-GAAP financial measures should be read together with information determined by applying IFRS and do not stand in for them. Other companies may adopt different methodologies to determine Non-GAAP measures. Follows the description of the main alternative performance measures adopted by Eni. The measures reported below refer to the performance of the reporting periods disclosed in this press release:

Adjusted operating and net profit

Adjusted operating and net profit are determined by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates, which impact industrial margins and translation of commercial payables and receivables. Accordingly, also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production segment).

Inventory holding gain or loss

This is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS.

Special items

These include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones; in this respect, from the reporting period 2017 special items comprise an adjustment to align the doubtful credit allowance of the retail G&P business (included in the G&P reportable segment) to the “expected loss” accounting model replacing the criteria of the incurred loss in the evaluation of the recoverability of trade receivables. The new criterion will be adopted in GAAP accounts effective January 1, 2018. This result adjustment is consistent with management assessment of this business performance and improves the correlation between revenues and costs incurred in the period with respect to the current accounting method; or (iii) exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency. Those items are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the exchange rate market.

As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non-recurring material income or charges are to be clearly reported in the management’s discussion and financial tables. Also, special items allow to allocate to future reporting periods gains and losses on re-measurement at fair value of certain non hedging commodity derivatives and exchange rate derivatives relating to commercial exposures, lacking the criteria to be designed as hedges, including the ineffective portion of cash flow hedges and certain derivative financial instruments embedded in the pricing formula of long-term gas supply agreements of the Exploration & Production segment.

Leverage

Leverage is a Non-GAAP measure of the Company’s financial condition, calculated as the ratio between net borrowings and shareholders’ equity, including non-controlling interest. Leverage is the reference ratio to assess the solidity and efficiency of the Group balance sheet in terms of incidence of funding sources including third-party funding and equity as well as to carry out benchmark analysis with industry standards.

Gearing

Gearing is calculated as the ratio between net borrowings and capital employed net and measures how much of capital employed net is financed recurring to third-party funding.

Adjusted net cash before changes in working capital

Adjusted net cash is defined as net cash provided from operating activities before changes in working capital at replacement cost and excluding certain non-recurring charges.

Free cash flow

Free cash flow represents the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. Free cash flow is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences.

Net borrowings

Net borrowings is calculated as total finance debt less cash, cash equivalents and certain very liquid investments not related to operations, including among others non-operating financing receivables and securities not related to operations. Financial activities are qualified as “not related to operations” when these are not strictly related to the business operations.

ROACE (Return On Average Capital Employed) adjusted

ROACE adjusted is the return on average capital invested, calculated as the ratio between net income before minority interests, plus net financial charges on net financial debt, less the related tax effect and net average capital employed.

Reconciliation of reported operating profit and reported net profit to results on an adjusted basis

(€ million)
Full Year 2018	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	10,215	630	(366)	(691)	213	10,001
Exclusion of inventory holding (gains) losses			234		(138)	96
Exclusion of special items:
environmental charges	110	(1)	193	23		325
impairment losses (impairment reversals), net	726	(71)	179	18		852
net gains on disposal of assets	(442)		(9)	(1)		(452)
risk provisions	359		21	(1)		379
provision for redundancy incentives	26	122	8	(1)		155
commodity derivatives		(156)	23			(133)
exchange rate differences and derivatives	(6)	112	1			107
other	(139)	(92)	96	47		(88)
Special items of operating profit (loss)	634	(86)	512	85		1,145
Adjusted operating profit (loss)	10,849	544	380	(606)	75	11,242
Net finance (expense) income(a)	(366)	(4)	11	(697)		(1,056)
Net income (expense) from investments(a)	285	9	(2)	20		312
Income taxes(a)	(5,818)	(243)	(149)	333	(18)	(5,895)
Tax rate (%)	54.0	44.3	38.3			56.2
Adjusted net profit (loss)	4,950	306	240	(950)	57	4,603
of which:
- Adjusted net profit (loss) of non-controlling interest						11
- Adjusted net profit (loss) attributable to Eni's shareholders						4,592
Reported net profit (loss) attributable to Eni's shareholders						4,226
Exclusion of inventory holding (gains) losses						69
Exclusion of special items						297
Adjusted net profit (loss) attributable to Eni's shareholders						4,592

(a) Excluding special items.

(€ million)
Full Year 2017	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	7,651	75	981	(668)	(27)	8,012
Exclusion of inventory holding (gains) losses			(213)		(6)	(219)
Exclusion of special items:
environmental charges	46		136	26		208
impairment losses (impairment reversals), net	(154)	(146)	54	25		(221)
net gains on disposal of assets	(3,269)		(13)	(1)		(3,283)
risk provisions	366			82		448
provision for redundancy incentives	19	38	(6)	(2)		49
commodity derivatives		157	(11)			146
exchange rate differences and derivatives	(68)	(171)	(9)			(248)
other	582	261	72	(4)		911
Special items of operating profit (loss)	(2,478)	139	223	126		(1,990)
Adjusted operating profit (loss)	5,173	214	991	(542)	(33)	5,803
Net finance (expense) income(a)	(50)	10	5	(699)		(734)
Net income (expense) from investments(a)	408	(9)	19	22		440
Income taxes(a)	(2,807)	(163)	(352)	178	17	(3,127)
Tax rate (%)	50.8	75.8	34.7			56.8
Adjusted net profit (loss)	2,724	52	663	(1,041)	(16)	2,382
of which:
- Adjusted net profit (loss) of non-controlling interest						3
- Adjusted net profit (loss) attributable to Eni's shareholders						2,379
Reported net profit (loss) attributable to Eni's shareholders						3,374
Exclusion of inventory holding (gains) losses						(156)
Exclusion of special items						(839)
Adjusted net profit (loss) attributable to Eni's shareholders						2,379

(a) Excluding special items.

(€ million)
IVQ 2018	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	2,427	54	(932)	(233)	198	1,514
Exclusion of inventory holding (gains) losses			747		(144)	603
Exclusion of special items:
environmental charges		(1)	73	13		85
impairment losses (impairment reversals), net	663	(77)	109	14		709
net gains on disposal of assets	(19)					(19)
risk provisions	8		22	(7)		23
provision for redundancy incentives	18	(1)	2			19
commodity derivatives		83	38			121
exchange rate differences and derivatives	5	35	2			42
other	(175)	(50)	82	40		(103)
Special items of operating profit (loss)	500	(11)	328	60		877
Adjusted operating profit (loss)	2,927	43	143	(173)	54	2,994
Net finance (expense) income(a)	63	1	2	(214)		(148)
Net income (expense) from investments(a)	88	7	(6)	15		104
Income taxes(a)	(1,525)	(47)	(42)	151	(25)	(1,488)
Tax rate (%)	49.5	..	30.2			50.4
Adjusted net profit (loss)	1,553	4	97	(221)	29	1,462
of which:
- Adjusted net profit (loss) of non-controlling interest						3
- Adjusted net profit (loss) attributable to Eni's shareholders						1,459
Reported net profit (loss) attributable to Eni's shareholders						499
Exclusion of inventory holding (gains) losses						428
Exclusion of special items						532
Adjusted net profit (loss) attributable to Eni's shareholders						1,459

(a) Excluding special items.

(€ million)
IVQ 2017	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	4,131	206	217	(142)	(72)	4,340
Exclusion of inventory holding (gains) losses		29	(174)		(4)	(149)
Exclusion of special items:
environmental charges	46		83	8		137
impairment losses (impairment reversals), net	(155)	(141)	(35)	16		(315)
net gains on disposal of assets	(2,926)		(11)			(2,937)
risk provisions	279			3		282
provision for redundancy incentives	12	4	(10)	(4)		2
commodity derivatives		4	(4)
exchange rate differences and derivatives	(36)	(13)	2			(47)
other	516	126	45	3		690
Special items of operating profit (loss)	(2,264)	(20)	70	26		(2,188)
Adjusted operating profit (loss)	1,867	215	113	(116)	(76)	2,003
Net finance (expense) income(a)	(39)	1	2	(163)		(199)
Net income (expense) from investments(a)	117	(4)	3	(24)		92
Income taxes(a)	(853)	(98)	(51)	22	27	(953)
Tax rate (%)	43.9	46.2	43.2			50.3
Adjusted net profit (loss)	1,092	114	67	(281)	(49)	943
of which:
- Adjusted net profit (loss) of non-controlling interest
- Adjusted net profit (loss) attributable to Eni's shareholders						943
Reported net profit (loss) attributable to Eni's shareholders						2,047
Exclusion of inventory holding (gains) losses						(105)
Exclusion of special items						(999)
Adjusted net profit (loss) attributable to Eni's shareholders						943

(a) Excluding special items.

(€ million)
IIIQ 2018	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	3,220	21	170	(108)	146	3,449
Exclusion of inventory holding (gains) losses			(154)		1	(153)
Exclusion of special items:
environmental charges	47		41			88
impairment losses (impairment reversals), net	5		35	1		41
net gains on disposal of assets	(5)		(2)	(1)		(8)
risk provisions	8		(1)			7
provision for redundancy incentives	5	119	5	2		131
commodity derivatives		(69)	(8)			(77)
exchange rate differences and derivatives	(13)	40	(2)			25
other	(172)	(40)	9	4		(199)
Special items of operating profit (loss)	(125)	50	77	6		8
Adjusted operating profit (loss)	3,095	71	93	(102)	147	3,304
Net finance (expense) income(a)	(110)	1	(2)	(149)		(260)
Net income (expense) from investments(a)	53	(9)	2	3		49
Income taxes(a)	(1,649)	(33)	(36)	48	(34)	(1,704)
Tax rate (%)	54.3	52.4	38.7			55.1
Adjusted net profit (loss)	1,389	30	57	(200)	113	1,389
of which:
- Adjusted net profit (loss) of non-controlling interest						1
- Adjusted net profit (loss) attributable to Eni's shareholders						1,388
Reported net profit (loss) attributable to Eni's shareholders						1,529
Exclusion of inventory holding (gains) losses						(108)
Exclusion of special items						(33)
Adjusted net profit (loss) attributable to Eni's shareholders						1,388

(a) Excluding special items.

Breakdown of special items

IIIQ		IVQ		Full Year
2018	(€ million)	2018	2017	2018	2017
88	Environmental charges	85	137	325	208
41	Impairment losses (impairment reversals), net	709	(315)	852	(221)
(8)	Net gains on disposal of assets	(19)	(2,937)	(452)	(3,283)
7	Risk provisions	23	282	379	448
131	Provisions for redundancy incentives	19	2	155	49
(77)	Commodity derivatives	121		(133)	146
25	Exchange rate differences and derivatives	42	(47)	107	(248)
(173)	Reinstatement of Eni Norge amortization charges	(202)		(375)
(26)	Other	99	690	287	911
8	Special items of operating profit (loss)	877	(2,188)	1,145	(1,990)
(23)	Net finance (income) expense	(35)	268	(85)	502
	of which:
(25)	- exchange rate differences and derivatives reclassified to operating profit (loss)	(42)	47	(107)	248
(41)	Net income (expense) from investments	(503)	468	(859)	372
	of which:
(11)	- gains on disposal of assets	(921)	1	(932)	(163)
(30)	- impairment/revaluation of equity investments	380	467	29	537
23	Income taxes	193	453	96	277
	of which:
(38)	- net impairment of deferred tax assets of Italian subsidiaries	181		70
	- USA tax reform		115		115
61	- taxes on special items of operating profit and other special items	12	338	26	162
(33)	Total special items of net profit (loss)	532	(999)	297	(839)

Analysis of Profit and Loss account items

Net sales from operations

IIIQ		IVQ			Full Year
2018	(€ million)	2018	2017	% Ch.	2018	2017	% Ch.
7,158	Exploration & Production	6,762	5,571	21	25,744	19,525	32
14,153	Gas & Power	14,747	13,541	9	55,677	50,623	10
6,677	Refining & Marketing and Chemicals	6,548	5,799	13	25,216	22,107	14
5,504	- Refining & Marketing	5,481	4,787	14	20,646	17,688	17
1,306	- Chemicals	1,202	1,130	6	5,123	4,851	6
(133)	- Consolidation adjustments	(135)	(118)		(553)	(432)
386	Corporate and other activities	459	431	6	1,589	1,462	9
(8,679)	Consolidation adjustments	(8,472)	(7,797)		(32,416)	(26,798)
19,695		20,044	17,545	14	75,810	66,919	13

Operating expenses

IIIQ		IVQ			Full Year
2018	(€ million)	2018	2017	% Ch.	2018	2017	% Ch.
13,848	Purchases, services and other	15,310	13,740	11	55,606	51,548	8
38	Impairment losses (impairment reversals), net	145	591	(75)	415	913	(55)
790	Payroll and related costs	752	687	9	3,093	2,951	5
(1)	of which: provision for redundancy incentives and other	19	2	..	155	49	..
14,676		16,207	15,018	8	59,114	55,412	7

DD&A, impairments, reversals and write-off

IIIQ		IVQ			Full Year
2018	(€ million)	2018	2017	% Ch.	2018	2017	% Ch.
1,492	Exploration & Production	1,462	1,582	(8)	6,152	6,747	(9)
106	Gas & Power	105	85	24	408	345	18
99	Refining & Marketing and Chemicals	103	93	11	399	360	11
78	- Refining & Marketing	81	77	5	311	304	2
21	- Chemicals	22	16	38	88	56	57
14	Corporate and other activities	16	15	7	59	60	(2)
(7)	Impact of unrealized intragroup profit elimination	(8)	(7)		(30)	(29)
1,704	Total depreciation, depletion and amortization	1,678	1,768	(5)	6,988	7,483	(7)
41	Impairment losses (impairment reversals), net	709	(319)	..	852	(225)	..
1,745	Depreciation, depletion, amortization, impairments and reversals	2,387	1,449	65	7,840	7,258	8
53	Write-off of tangible and intangible assets	26	61	(57)	100	263	(62)
1,798		2,413	1,510	60	7,940	7,521	6

Income (expense) from investments

(€ million)
Full Year 2018	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Group
Share of gains (losses) from equity-accounted investments	158	9	(67)	(115)	(15)
Dividends	193		38		231
Net gains (losses) on disposals	19	(6)	9		22
Other income (expense), net	908	25			933
	1,278	28	(20)	(115)	1,171

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

Sept. 30, 2018	Change	(€ million)	Dec. 31, 2018	Dec. 31, 2017	Change
26,036	(171)	Total debt	25,865	24,707	1,158
6,161	(378)	- Short-term debt	5,783	4,528	1,255
19,875	207	- Long-term debt	20,082	20,179	(97)
(10,327)	(509)	Cash and cash equivalents	(10,836)	(7,363)	(3,473)
(6,504)	(48)	Securities held for trading and other securities held for non-operating purposes	(6,552)	(6,219)	(333)
(200)	12	Financing receivables held for non-operating purposes	(188)	(209)	21
9,005	(716)	Net borrowings	8,289	10,916	(2,627)
50,868	318	Shareholders' equity including non-controlling interest	51,186	48,079	3,107
0.18	(0.02)	Leverage	0.16	0.23	(0.07)

Net borrowings are calculated under Consob provisions on Net Financial Position (Com. no. DEM/6064293 of 2006).

Bonds maturing in the 18-months period starting on December 31, 2018

(€ million)
Issuing entity	Amount at December 31, 2018(a)
Eni SpA	4,338
Eni Finance International SA	258

4,596

(a) Amounts include interest accrued and discount on issue.

Bonds issued in the full year of 2018 (guaranteed by Eni Spa)

Issuing entity	Nominal amount	Currency	Amount at December 31, 2018(a)	Maturity	Rate	%
	(€ million)		(€ million)

Eni SpA	873	USD	875	2023	fixed	4.00
Eni SpA	873	USD	874	2028	fixed	4.75
Eni Finance International SA	655	USD	657	2027	variable
Eni Finance International SA	436	USD	438	2026	variable

	2,837		2,844

(a) Amounts include interest accrued and discount on issue.

Consolidated financial statements

BALANCE SHEET

	(€ million)
Sept. 30, 2018		Dec. 31, 2018	Dec. 31, 2017
	ASSETS
	Current assets
10,327	Cash and cash equivalents	10,836	7,363
6,504	Other financial activities held for trading	6,552	6,012
	Financial assets available for sale		207
281	Other current financial assets	300	316
15,351	Trade and other receivables	14,095	15,421
5,070	Inventories	4,651	4,621
128	Current tax assets	191	191
514	Other current tax assets	561	729
4,372	Other current assets	2,257	1,573
42,547		39,443	36,433
	Non-current assets
59,771	Property, plant and equipment	60,317	63,158
1,465	Inventory - compulsory stock	1,217	1,283
3,047	Intangible assets	3,170	2,925
3,830	Equity-accounted investments	7,087	3,511
942	Other investments	967	219
1,635	Other non-current financial assets	1,253	1,675
4,029	Deferred tax assets	3,912	4,078
859	Other non-current assets	794	1,323
75,578		78,717	78,172
5,063	Assets held for sale	295	323
123,188	TOTAL ASSETS	118,455	114,928
	LIABILITIES AND SHAREHOLDERS' EQUITY
	Current liabilities
2,141	Short-term debt	2,182	2,242
4,020	Current portion of long-term debt	3,601	2,286
16,565	Trade and other payables	16,740	16,748
592	Income taxes payable	438	472
1,982	Other taxes payable	1,432	1,472
5,027	Other current liabilities	3,980	1,515
30,327		28,373	24,735
	Non-current liabilities
19,875	Long-term debt	20,082	20,179
11,768	Provisions for contingencies	11,882	13,447
1,139	Provisions for employee benefits	1,118	1,022
4,518	Deferred tax liabilities	4,252	5,900
1,455	Other non-current liabilities	1,503	1,479
38,755		38,837	42,027
3,238	Liabilities directly associated with assets held for sale	59	87
72,320	TOTAL LIABILITIES	67,269	66,849
	SHAREHOLDERS' EQUITY
54	Non-controlling interest	57	49
	Eni shareholders' equity:
4,005	Share capital	4,005	4,005
36,696	Retained earnings	36,712	35,966
6,292	Reserve related to currency translation differences	6,604	4,818
2,188	Other reserves	1,676	1,889
(581)	Treasury shares	(581)	(581)
(1,513)	Interim dividend	(1,513)	(1,441)
3,727	Net profit (loss)	4,226	3,374
50,814	Total Eni shareholders' equity	51,129	48,030
50,868	TOTAL SHAREHOLDERS' EQUITY	51,186	48,079
123,188	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	118,455	114,928

GROUP PROFIT AND LOSS ACCOUNT

IIIQ		IVQ		Full Year
2018	(€ million)	2018	2017	2018	2017
	REVENUES
19,695	Net sales from operations	20,044	17,545	75,810	66,919
213	Other income and revenues	65	3,333	1,116	4,058
19,908	Total revenues	20,109	20,878	76,926	70,977
	COSTS
(13,848)	Purchases, services and other	(15,310)	(13,740)	(55,606)	(51,548)
(38)	Impairment reversals (impairment losses) of trade and other receivables, net	(145)	(591)	(415)	(913)
(790)	Payroll and related costs	(752)	(687)	(3,093)	(2,951)
15	Other operating (expense) income	25	(10)	129	(32)
(1,704)	Depreciation, Depletion and Amortization	(1,678)	(1,768)	(6,988)	(7,483)
(41)	Impairment reversals (impairment losses), net	(709)	319	(852)	225
(53)	Write-off of tangible and intangible assets	(26)	(61)	(100)	(263)
3,449	OPERATING PROFIT (LOSS)	1,514	4,340	10,001	8,012
	FINANCE INCOME (EXPENSE)
692	Finance income	925	667	3,966	3,924
(973)	Finance expense	(975)	(1,232)	(4,662)	(5,886)
13	Income (expense) from other financial activities held for trading	2	(19)	32	(111)
31	Derivative financial instruments	(65)	117	(307)	837
(237)		(113)	(467)	(971)	(1,236)
	INCOME (EXPENSE) FROM INVESTMENTS
2	Share of profit (loss) of equity-accounted investments	(418)	(431)	(15)	(267)
88	Other gain (loss) from investments	1,025	55	1,186	335
90		607	(376)	1,171	68
3,302	PROFIT (LOSS) BEFORE INCOME TAXES	2,008	3,497	10,201	6,844
(1,772)	Income taxes	(1,506)	(1,450)	(5,964)	(3,467)
1,530	Net profit (loss)	502	2,047	4,237	3,377
	attributable to:
1,529	- Eni's shareholders	499	2,047	4,226	3,374
1	- Non-controlling interest	3		11	3

	Net profit (loss) per share attributable to Eni's shareholders (€ per share)
0.42	- basic	0.14	0.57	1.17	0.94
0.42	- diluted	0.14	0.57	1.17	0.94

COMPREHENSIVE INCOME

	IVQ		Full Year
(€ million)	2018	2017	2018	2017
Net profit (loss)	502	2,047	4,237	3,377
Items that are not reclassified to profit or loss in later periods	1	(4)	1	(4)
Remeasurements of defined benefit plans	(15)	(33)	(15)	(33)
Change in the fair value of interests with effects on other comprehensive income	18		18
Taxation	(2)	29	(2)	29
Items that may be reclassified to profit or loss in later periods	(201)	(548)	1,572	(5,514)
Currency translation differences	312	(666)	1,786	(5,573)
Change in the fair value of available-for-sale financial instruments		(7)		(5)
Change in the fair value of cash flow hedging derivatives	(681)	157	(254)	(6)
Share of "Other comprehensive income" on equity-accounted entities	1	4	(22)	69
Taxation	167	(36)	62	1

Total other items of comprehensive income (loss)	(200)	(552)	1,573	(5,518)
Total comprehensive income (loss)	302	1,495	5,810	(2,141)
attributable to:
- Eni's shareholders	299	1,495	5,799	(2,144)
- Non-controlling interest	3		11	3

CHANGES IN SHAREHOLDERS’ EQUITY

(€ million)
Shareholders' equity at January 1, 2017		53,086
Total comprehensive income (loss)	(2,141)
Dividends paid to Eni's shareholders	(2,881)
Dividends distributed by consolidated subsidiaries	(3)
Other changes	18
Total changes		(5,007)
Shareholders' equity at December 31, 2017		48,079
attributable to:
- Eni's shareholders		48,030
- Non-controlling interest		49

Shareholders' equity at December 31, 2017		48,079
Impact of adoption IFRS 9 and IFRS 15		245

Shareholders' equity at January 1, 2018		48,324
Total comprehensive income (loss)	5,810
Dividends paid to Eni's shareholders	(2,953)
Dividends distributed by consolidated subsidiaries	(3)
Other changes	8
Total changes		2,862
Shareholders' equity at December 31, 2018		51,186
attributable to:
- Eni's shareholders		51,129
- Non-controlling interest		57

GROUP CASH FLOW STATEMENT

IIIQ		IVQ		Full Year
2018	(€ million)	2018	2017	2018	2017
1,530	Net profit (loss)	502	2,047	4,237	3,377
	Adjustments to reconcile net profit (loss) to cash provided by operating activities:
1,704	Depreciation, depletion and amortization	1,678	1,768	6,988	7,483
41	Impairment losses (impairment reversals), net	709	(319)	852	(225)
53	Write-off of tangible and intangible assets	26	61	100	263
(2)	Share of (profit) loss of equity-accounted investments	418	431	15	267
(19)	Gains on disposal of assets, net	(37)	(2,951)	(474)	(3,446)
(39)	Dividend income	(113)	(77)	(231)	(205)
(40)	Interest income	(45)	(68)	(185)	(283)
153	Interest expense	185	144	614	671
1,772	Income taxes	1,506	1,450	5,964	3,467
44	Other changes	(841)	270	(498)	894
	Changes in working capital:
(451)	- inventories	647	(122)	15	(346)
(12)	- trade receivables	1,263	(273)	344	657
960	- trade payables	(67)	1,484	638	284
85	- provisions for contingencies	13	119	(240)	96
(22)	- other assets and liabilities	(107)	106	876	749
560	Cash flow from changes in working capital	1,749	1,314	1,633	1,440
71	Net change in the provisions for employee benefits	2	(4)	109	38
60	Dividends received	115	114	275	291
27	Interest received	35	53	87	104
(193)	Interest paid	(88)	(90)	(609)	(582)
(1,620)	Income taxes paid, net of tax receivables received	(1,472)	(860)	(5,226)	(3,437)
4,102	Net cash provided by operating activities	4,329	3,283	13,651	10,117
	Investing activities:
(1,752)	- tangible assets	(2,642)	(2,143)	(8,780)	(8,490)
(78)	- intangible assets	(147)	(45)	(341)	(191)
(29)	- consolidated subsidiaries and businesses net of cash and cash equivalent acquired	(75)		(119)
3	- investments	(12)	(7)	(125)	(510)
(39)	- securities	(74)	(100)	(432)	(316)
(146)	- financing receivables	(97)	(216)	(554)	(657)
(77)	- change in payables in relation to investing activities and capitalized depreciation	163	(162)	406	152
(2,118)	Cash flow from investing activities	(2,884)	(2,673)	(9,945)	(10,012)
	Disposals:
18	- tangible assets	54	2,138	1,089	2,745
	- intangible assets		2	5	2
11	- consolidated subsidiaries and businesses net of cash and cash equivalent disposed of	(236)	2,361	(47)	2,662
	- income taxes paid on disposals		(401)		(436)
66	- investments	68	398	195	482
15	- securities	18	188	61	224
83	- financing receivables	138	545	703	999
165	- change in receivables in relation to disposals	7	(1,540)	606	(434)
358	Cash flow from disposals	49	3,691	2,612	6,244
(1,760)	Net cash used in investing activities (*)	(2,835)	1,018	(7,333)	(3,768)

GROUP CASH FLOW STATEMENT (continued)

IIIQ		IVQ		Full Year
2018	(€ million)	2018	2017	2018	2017
2,383	Increase in long-term debt	489	437	3,790	1,842
(230)	Repayments of long-term debt	(878)	(2,682)	(2,757)	(2,973)
(89)	Increase (decrease) in short-term debt	(588)	(543)	(920)	(581)
2,064		(977)	(2,788)	113	(1,712)
(1,510)	Dividends paid to Eni's shareholders	(4)		(2,954)	(2,880)
	Dividends paid to non-controlling interests			(3)	(3)
554	Net cash used in financing activities	(981)	(2,788)	(2,844)	(4,595)
	Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)				7
5	Effect of exchange rate changes on cash and cash equivalents and other changes	1	(13)	18	(72)
2,901	Net cash flow for the period	514	1,500	3,492	1,689
7,440	Cash and cash equivalents - beginning of the period	10,341	5,863	7,363	5,674
10,341	Cash and cash equivalents - end of the period(a)	10,855	7,363	10,855	7,363

(a) Cash and cash equivalents as of December 31, 2018, include €19 million of cash and cash equivalents of consolidated subsidiaries held for sale that were reported in the item "Assets held for sale" in the balance sheet.

(*) Net cash used in investing activities included investments and divestments (on net basis) in held-for-trading financial assets and other investments/divestments in certain short-term financial assets. Due to their nature and the circumstance that they are very liquid, these financial assets are netted against finance debt in determing net borrowings. Cash flows of such investments were as follows:

IIIQ		IVQ		Full Year
2018	(€ million)	2018	2017	2018	2017
(45)	Net cash flow from financing activities	(46)	455	(150)	341

SUPPLEMENTAL INFORMATION

IIIQ		IVQ		Full Year
2018	(€ million)	2018	2017	2018	2017
	Investment of consolidated subsidiaries and businesses
38	Current assets	4		44
85	Non-current assets	89		198
28	Cash and cash equivalents (Net borrowings)	(16)		11
(44)	Current and non-current liabilities	(2)		(47)
107	Net effect of investments	75		206
(50)	Fair value of share capital held before control acquisition			(50)
	Bargain purchase			(8)
57	Purchase price	75		148
	less:
(28)	Cash and cash equivalents			(29)
29	Investment of consolidated subsidiaries and businesses net of cash and cash equivalent	75		119
	Disposal of consolidated subsidiaries and businesses
5	Current assets	271	22	328	166
87	Non-current assets	4,794	691	5,079	814
	Cash and cash equivalents (Net borrowings)	767	(264)	785	(252)
(90)	Current and non-current liabilities	(3,309)	(72)	(3,470)	(205)
2	Net effect of disposals	2,523	377	2,722	523
(2)	Reclassification of exchange rate differences among other items of comprehensive income	115		113
	Fair value of share capital held after the sale of control	(3,521)		(3,521)
	Fair value of business combination	912		912
11	Gain (loss) on disposal	8	1,984	13	2,148
11	Selling price	37	2,361	239	2,671
	less:
	Cash and cash equivalents disposed of	(273)		(286)	(9)
11	Disposal of consolidated subsidiaries and businesses net of cash and cash equivalent	(236)	2,361	(47)	2,662

Capital expenditure

IIIQ		IVQ			Full Year
2018	(€ million)	2018	2017	% Ch.	2018	2017	% Ch.
1,633	Exploration & Production	2,366	1,854	28	8,188	8,012	2
10	- acquisition of proved and unproved properties	136	5	..	869	5	..
58	- geological and geophysical costs	101	73	38	287	273	5
103	- exploration	199	56	..	463	442	5
1,449	- development	1,899	1,698	12	6,506	7,236	(10)
13	- other expenditure	31	22	41	63	56	13
44	Gas & Power	74	60	23	215	142	51
181	Refining & Marketing and Chemicals	372	290	28	877	729	20
152	- Refining & Marketing	317	215	47	726	526	38
29	- Chemicals	55	75	(27)	151	203	(26)
32	Corporate and other activities	83	58	43	143	87	64
(2)	Impact of unrealized intragroup profit elimination	(5)	(1)		(15)	(16)
1,888	Capital expenditure	2,890	2,261	28	9,408	8,954	5
58	Cash out in net cash flow from operating activities	101	73	38	287	273	5
1,830	Cash out in net cash flow from investment activities	2,789	2,188	27	9,121	8,681	5

In the full year of 2018, capital expenditure amounted to €9,121 million (€8,681 million in the FY 2017) and mainly related to:

- development activities (€6,506 million) deployed mainly in Egypt, Ghana, Norway, Libya, Italy, Nigeria, Congo and Iraq. The acquisition of proved and unproved reserves of €869 million relates to the entry bonus in two producing Concession Agreements and the offshore concession of Ghasha in the United Arab Emirates;

- refining activity in Italy and outside Italy (€587 million) mainly aimed at reconstruction works of the EST conversion plant at the Sannazzaro refinery, reconversion of Gela refinery into a biorefinery, maintain plants’ integrity as well as initiatives in the field of health, security and environment; marketing activity, mainly regulation compliance and stay in business initiatives in the refined product retail network in Italy and in the Rest of Europe (€139 million);

- initiatives relating to gas marketing (€161 million) and power business (€46 million).

Cash-outs comprised in net cash from operating activities (€287 million) relate to geological and geophysical studies as part of the exploration activities, which are charged to expenses.

Sustainability performance

		Full Year
		2018	2017	% Ch.
TRIR (Total recordable injury rate)	(total recordable injury rate/worked hours) x 1,000,000	0.35	0.33	6.1
GHG emissions/100% operated hydrocarbon gross production	(tonnes CO2eq./kboe)	21.44	22.75	(5.8)
Direct GHG emissions	(mmtonnes CO2 eq.)	43.35	43.15	0.5
- of which CO2 eq from combustion and process		33.89	33.03	2.6
CO2 eq from flaring		6.26	6.83	(8.3)
CO2 eq from venting		2.12	2.15	(1.4)
CO2 eq from methane fugitive		1.08	1.14	(5.3)
Oil spills due to operations (>1 barrel)	(kbbl)	2.7	3.3	(18.2)
% produced water reinjection	(%)	60	59	1.7

•	TRIR (Total recordable injury rate) of the workforce amounted to 0.35 confirming Eni’s commitment to awareness and dissemination of the safety culture; down by 51% compared to 2014.

•	Direct emissions of GHG: 43.35 million of tCO2 eq. in line compared to the previous year.

•	Emissions from combustion and process were up by 2.6% from 2017, mainly in the E&P and R&M and Chemical businesses due to production growth, partly offset by lower power production in the G&P segment.

•	Emissions from flaring in the E&P segment were down by 8.3% due to the achievement of the zero flaring configuration in Turkmenistan (Burun field) and the reduction of emergency flaring.

•	Emissions from methane fugitive were down by 5.3% benefitting from regular leak detection and repair programs in the E&P and G&P segments.

•	Oil spill due to operations: down by 18.2% due to the technical measures adopted by Eni.

•	Water reinjection in the E&P segment: confirmed the positive trend with a percentage of 60%.

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION

IIIQ			IVQ		Full Year
2018			2018	2017	2018	2017
1,803	Production of oil and natural gas(a)(b)	(kboe/d)	1,872	1,892	1,851	1,816
132	Italy		134	146	138	134
181	Rest of Europe		193	163	194	189
368	North Africa		358	542	396	483
324	Egypt		327	240	300	230
346	Sub-Saharan Africa		377	365	356	347
134	Kazakhstan		162	130	143	132
186	Rest of Asia		198	139	178	119
109	Americas		99	144	123	160
23	Australia and Oceania		24	23	23	22
152	Production sold(a)	(mmboe)	157	165	625	622

PRODUCTION OF LIQUIDS BY REGION

IIIQ			IVQ		Full Year
2018			2018	2017	2018	2017
886	Production of liquids(a)	(kbbl/d)	897	861	887	852
55	Italy		57	64	60	53
101	Rest of Europe		111	80	113	102
168	North Africa		160	175	157	161
82	Egypt		67	76	77	72
247	Sub-Saharan Africa		244	265	247	250
90	Kazakhstan		110	83	94	83
80	Rest of Asia		95	47	77	54
61	Americas		51	69	60	75
2	Australia and Oceania		2	2	2	2

PRODUCTION OF NATURAL GAS BY REGION

IIIQ			IVQ		Full Year
2018			2018	2017	2018	2017
5,008	Production of natural gas(a)(b)	(mmcf/d)	5,321	5,625	5,261	5,261
419	Italy		419	448	426	442
439	Rest of Europe		449	453	445	476
1,091	North Africa		1,080	2,003	1,303	1,757
1,317	Egypt		1,420	897	1,219	863
537	Sub-Saharan Africa		725	545	595	533
242	Kazakhstan		287	256	265	264
581	Rest of Asia		562	502	553	357
261	Americas		259	407	341	464
121	Australia and Oceania		120	114	114	105

(a) Includes Eni’s share of production of equity-accounted entities.

(b) Includes volumes of gas consumed in operation (762 and 578 mmcf/d in the fourth quarter of 2018 and 2017, respectively, 631 and 527 mmcf/d in the full year of 2018 and 2017, respectively, and 629 mmcf/d in the third quarter of 2018).

Gas & Power

Natural gas sales by market

IIIQ		IVQ		Full Year
2018	(bcm)	2018	2017	2018	2017
9.22	ITALY	8.85	9.62	39.03	37.43
1.95	- Wholesalers	1.95	2.25	9.15	8.36
3.89	- Italian exchange for gas and spot markets	2.11	2.31	12.49	10.81
1.07	- Industries	1.30	1.09	4.79	4.42
0.11	- Medium-sized enterprises and services	0.21	0.27	0.79	0.93
0.38	- Power generation	0.38	0.52	1.50	2.22
0.24	- Residential	1.30	1.54	4.20	4.51
1.58	- Own consumption	1.60	1.64	6.11	6.18
8.25	INTERNATIONAL SALES	9.87	11.86	37.68	43.40
6.10	Rest of Europe	7.90	10.26	29.42	38.23
1.00	- Importers in Italy	1.04	0.99	3.42	3.89
5.10	- European markets	6.86	9.27	26.00	34.34
0.91	Iberian Peninsula	1.41	1.24	4.65	5.06
0.24	Germany/Austria	0.46	1.91	1.83	6.95
1.37	Benelux	1.01	1.35	5.29	5.06
0.49	UK	0.50	0.56	2.22	2.21
1.39	Turkey	1.70	2.08	6.53	8.03
0.65	France	1.58	1.94	4.95	6.38
0.05	Other	0.20	0.19	0.53	0.65
2.15	Rest of World	1.97	1.60	8.26	5.17
17.47	WORLDWIDE GAS SALES	18.72	21.48	76.71	80.83
2.50	of which: LNG sales	2.40	2.40	10.30	8.30

Eni SpA parent company accounts

Profit and loss account

(€ million)
	Full Year
	2018	2017

REVENUES
Net sales from operations	31,795	28,984
Other income and revenues	331	2,316
Total revenues	32,126	31,300
COSTS
Purchases, services and other	(30,622)	(27,185)
Impairment reversals (impairment losses) of trade and other receivables, net	(26)	(153)
Payroll and related costs	(1,128)	(1,179)
Other operating (expense) income	113	(239)
Depreciation, Depletion and Amortization	(635)	(727)
Impairment reversals (impairment losses), net	(13)	(111)
Write-off of tangible and intangible assets	(1)	(5)
OPERATING PROFIT (LOSS)	(186)	1,701
FINANCE INCOME (EXPENSE)
Finance income	1,616	1,682
Finance expense	(1,879)	(2,698)
Income (expense) from other financial activities held for trading	33	(110)
Derivative financial instruments	(97)	480
	(327)	(646)
INCOME (EXPENSE) FROM INVESTMENTS	3,699	2,702
NET PROFIT BEFORE TAXES	3,186	3,757
Income taxes	26	(171)
NET PROFIT	3,212	3,586

Balance sheet

(€ million)
	December 31, 2018	December 31, 2017

ASSETS
Current Assets
Cash and cash equivalents	9,654	6,214
Other financial activities held for trading	6,100	5,793
Other current financial assets	2,689	2,700
Trade and other receivables	5,574	5,887
Inventories	1,324	1,389
Current income tax assets	66	59
Other current tax assets	204	267
Other current assets	1,013	693
	26,624	23,002
Non-current assets
Property, plant and equipment	7,579	7,178
Inventory - compulsory stock	1,200	1,297
Intangible assets	180	195
Equity-accounted investments	41,927	42,337
Other non-current financial assets	1,975	4,832
Deferred tax assets	1,198	1,152
Other non-current receivables	565	481
	54,624	57,472
Assets held for sales	1	2
TOTAL ASSETS	81,249	80,476
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	4,435	4,146
Current portion of long-term debt	3,178	1,973
Trade and other payables	5,632	6,225
Income taxes payable	2	64
Other taxes payable	787	809
Other current liabilities	1,448	872
	15,482	14,089
Non-current liabilities
Long-term debt	18,070	18,843
Provisions for contingencies	3,883	3,781
Provisions for employee benefits	370	353
Other non-current liabilities	786	881
	23,109	23,858
TOTAL LIABILITIES	38,591	37,947
SHAREHOLDERS’ EQUITY
Share capital	4,005	4,005
Legal reserve	959	959
Other reserves	36,576	36,001
Interim dividend	(1,513)	(1,441)
Treasury shares	(581)	(581)
Net profit	3,212	3,586
TOTAL SHAREHOLDERS’ EQUITY	42,658	42,529
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	81,249	80,476

Cash Flow Statement

(€ million)
	Full Year
	2018	2017
Net profit	3,212	3,586
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation, depletion and amortization	635	727
Impairment losses (impairment reversals) of tangible and intangible assets, net	13	111
Write-off of tangible and intangible assets	1	5
Impairment losses (impairment reversals) of investments	1,152	367
Gain on disposal of assets, net	(12)	(1,996)
Dividend income	(4,851)	(3,061)
Interest income	(162)	(204)
Interest expense	500	599
Income taxes	(26)	171
Other changes	67	230
Changes in working capital:
- inventories	119	(238)
- trade receivables	144	241
- trade payables	(238)	335
- provisions for contingencies	121	(195)
- other assets and liabilities	(229)	(195)
Cash flow from changes in working capital	(83)	(52)
Net change in the provisions for employee benefits	5	42
Dividends received	4,851	3,076
Interest received	158	201
Interest paid	(492)	(576)
Income taxes paid, net of repayments and tax receivables received	(55)	55
Net cash provided from operating activities	4,913	3,281
Investing activities:
- tangible assets	(1,003)	(738)
- intangible assets	(35)	(35)
- consolidated subsidiaries and businesses	(743)	(2,586)
- financing receivables held for operating purposes	(57)	(3,041)
Cash flow from investments	(1,838)	(6,400)
Disposals:
- tangible assets	14	14
- consolidated subsidiaries and businesses net of cash and cash equivalent disposed of		2,362
- income taxes paid on disposals		(301)
- investments	25	1,033
- financing receivables held for operating purposes	2,964	1,901
- change in payables and receivables in relation to disposals	11	382
- disposal of business branch	3
- securities held for operating purposes	1	1
Cash flow from disposals	3,018	5,392
Net cash used in investing activities	1,180	(1,008)

Cash Flow Statement (continued)

(€ million)
	Full Year
	2018	2017
Other financial activities held for trading	(345)	1
New borrowings (repayments) of long-term finance debt	378	(1,345)
Increase (decrease) in short-term financial debt	283	26
Financing receivables held for non-operating purposes	(15)	3,556
Dividends paid	(2,954)	(2,880)
Net cash used in financing activities	(2,653)	(642)
Net cash flow for the period	3,440	1,631
Cash and cash equivalents - beginning of the period	6,214	4,583
Cash and cash equivalents - end of the period	9,654	6,214

Eni adopts the new recommendations on diversity of the Corporate Governance Code

San Donato Milanese (Milan), 15 February 2019 - The Board of Directors adopted yesterday the new recommendations on diversity of the Corporate Governance Code for listed companies of July 2018. The newly amended version of the Corporate Governance Code will be made available under the "Governance" section of the Company's website. Detailed information will be provided in the Corporate Governance Report.

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